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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*



                                LOGIMETRICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54141 01 06
                       ---------------------------------
                                 (CUSIP Number)

    Greg Manocherian, 3 New York Plaza, 18th Floor, New York, New York 10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receiver Notices and Communications)

                                  July 30, 1997
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownerhsip of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                   SCHEDULE 13D
-------------------------------------------------------           --------------------------------------------------------
CUSIP No.   54141 01 06                                             Page     2        of      5      Pages
          ---------------------------                                    ------------    -----------
-------------------------------------------------------           --------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GREG MANOCHERIAN
------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)  [ ]
                                                                                                     (b)  [X]
------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  PF
------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
------------------------------------------------------------------------------------------------------------------------
      NUMBER OF           7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 3,313,525* (see attached sheet)
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                    ----------------------------------------------------------------------------------------------------
                          8      SHARED VOTING POWER

                                 --

                    ----------------------------------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                 3,313,525* (see attached sheet)

                    ----------------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 --

------------------------------------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,313,525* (see attached sheet)
------------------------------------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.3%

------------------------------------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Attachment to Page 2
                                  Schedule 13D


CUSIP NO. 5414 01 06

REPORTING PERSON: Greg Manocherian

* Includes 40,000 shares of Common Stock; 46,170 shares of Common Stock issuable upon conversion of .5 shares of Preferred Stock; 20,000 shares of Common Stock issuable upon conversion of Class A Warrants; 47,170 shares of Common Stock issuable upon conversion of Class D Warrants; 1,541,218 shares of Common Stock issuable upon exercise of $642,174 principal amount of Debentures; 1,501,480 shares of Common Stock issuable upon exercise of 1,501,480 G Warrants; 77,658 shares of Common Stock issuable upon exercise of 77,658 H Warrants and 38,829 shares of Common Stock issuable upon exercise of 38,829 I Warrants.

                                                   SCHEDULE 13D
-------------------------------------------------------           ------------------------------------------------------
CUSIP No.   54141 01 06                                             Page     3        of      5      Pages
          ---------------------------                                    ------------    -----------
-------------------------------------------------------           ------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KABUKI PARTNERS ADP, GP
------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)  [ ]
                                                                                                     (b)  [X]

------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
------------------------------------------------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   207,288
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                      --------------------------------------------------------------------------------------------------
                            8      SHARED VOTING POWER

                                   --

                      --------------------------------------------------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                   207,288

                      --------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   --

------------------------------------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            207,288
------------------------------------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .8%

------------------------------------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            PN
------------------------------------------------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                   SCHEDULE 13D
-------------------------------------------------------           ------------------------------------------------------
CUSIP No.   54141 01 06                                             Page     4        of      5      Pages
          ---------------------------                                    ------------    -----------
-------------------------------------------------------           ------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  WHITEHALL PROPERTIES, LLC
------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)  [ ]
                                                                                                     (b)  [X]

------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
------------------------------------------------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   1,053,062
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                      --------------------------------------------------------------------------------------------------
                            8      SHARED VOTING POWER

                                   --

                      --------------------------------------------------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                   1,053,062

                      --------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   --

------------------------------------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,053,062
------------------------------------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%

------------------------------------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            OO
------------------------------------------------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                   SCHEDULE 13D
-------------------------------------------------------           ------------------------------------------------------
CUSIP No.   54141 01 06                                             Page     5        of      5      Pages
          ---------------------------                                    ------------    -----------
-------------------------------------------------------           ------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PAMELA EQUITIES CORP.
------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)  [ ]
                                                                                                     (b)  [X]

------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
------------------------------------------------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   2,106,124
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                      --------------------------------------------------------------------------------------------------
                            8      SHARED VOTING POWER

                                   --

                      --------------------------------------------------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                   2,106,124

                      --------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   --

------------------------------------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,106,124
------------------------------------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%

------------------------------------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
------------------------------------------------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This statement constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D") of Mr. Greg Manocherian with respect to the common stock, par value $.01 per share (the "Common Stock") of Logimetrics, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 amends the initial statement of Mr. Manocherian on Schedule 13D dated with respect to the event dated March 7, 1996 and includes three additional reporting persons controlled by Mr.
Manocherian. The additional reporting persons are Kabuki Partners ADP, GP, Whitehall Properties, LLC and Pamela Equities Corp.

Item 1.  Security and Issuer.

         This Amendment No. 1 is being filed to report the transactions by each of Mr. Manocherian, Kabuki Partners ADP, GP, Whitehall Properties, LLC and Pamela Equities Corp. (collectively, the "Reporting Persons") in the following securities of the Company that are convertible into or exercisable to purchase Common Stock: Class A 13% Convertible Senior Subordinated Pay-In-Kind Debentures Due 1999 (the "Debentures"), which Debentures are convertible into shares of Common Stock at a conversion price of $.41667 per share; Series G Warrants (the "G Warrants"), which G Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.50 per share; Series H Warrants (the "H Warrants"), which H Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.60 per share; and Series I Warrants (the "I Warrants"), which I Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $1.125 per share.

         On July 29, 1997, certain investors, including the Reporting Persons, entered into a Purchase Agreement relating to a proposed financing (the "Financing") of the Company, consisting of up to $3,583,333 principal amount of Debentures, up to 9,350,000 G Warrants at a purchase price of $.07 per G Warrant, up to 1,433,333 H Warrants at a purchase price of $.06 per H Warrant and up to 716,667 I Warrants at a purchase price of $.04 per I Warrant, for aggregate gross proceeds to the Company of up to $4,352,500. On July 30, 1997, certain of the foregoing investors, including certain of the Reporting Persons, consummated the first closing of the initial purchase (the "Initial Purchase") of such Financing, consisting of an aggregate of $2,535,942 principal amount of Debentures, 6,866,129 G Warrants, 1,074,114 H Warrants and 537,057 I Warrants. One of the investors, not among the Reporting Persons, has the right, in a second closing of the Initial Purchase, to purchase $214,058 principal amount of Debentures, 483,871 G Warrants, 25,886 H Warrants and 12,943 I Warrants. Certain investors, including certain of the Reporting Persons, have an option to purchase (the "Optional Purchase"), at any time until April 29, 1998, in the aggregate, $833,333 principal amount of Debentures, 2,000,000 G Warrants, 333,333 H Warrants and 166,667 I Warrants.

         The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.

Item 2.  Identity and Background.

         (a) Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Greg Manocherian, an individual, Kabuki Partners ADP, GP, a New York general partnership ("Kabuki"), Whitehall Properties LLC, a New York limited liability company ("Whitehall"), and Pamela Equities Corp., a New York corporation ("Pamela"). Mr. Manocherian, Kabuki, Whitehall and Pamela are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with the other investors in the Financing.

         (b) - (c)

         Greg Manocherian

         Mr. Manocherian is principally employed as an investor. The principal business address of Mr. Manocherian is Three New York Plaza, 18th Floor, New York, New York 10004.

         Kabuki Partners ADP, GP

         Kabuki is a general partnership that invests in various opportunities as they arise. The partners are Greg Manocherian and Doug Levine. Greg Manocherian is the controlling partner. The principal business address of Kabuki is Three New York Plaza, 18th Floor, New York, NY 10004.

         Whitehall Properties LLC

         Whitehall is a limited liability company managed by Fred Manocherian that holds interests in real estate partnerships. The principal business address of Whitehall is Three New York Plaza, 18th Floor, New York, NY 10004.

         Pamela Equities Corp.

         Pamela is a corporation that owns and manages real estate. The President is Fred Manocherian. The principal business address of Pamela is Three New York Plaza, 18th Floor, New York, NY 10001.

         (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) Mr. Manocherian is a citizen of the United States of America. Kabuki is a New York corporation. Whitehall is a New York limited liability company. Pamela is a New York corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of the $50,000 paid by Kabuki, the $186,452 paid by Whitehall and the $372,905 paid by Pamela for the Debentures, G Warrants, H Warrants and I Warrants purchased by such entities, as set forth in Item 5 below, was working capital of such entities.

         As part of the Optional Purchase, Whitehall has the right to purchase $55,408 principal amount of Debentures, 125,247 G Warrants, 6,700 H Warrants and 3,350 I Warrants and Pamela has the right to purchase $110,816 principal amount of Debentures, 250,495 G Warrants, 13,401 H Warrants and 6,700 I Warrants. Such purchases, if consummated, will be made with working capital of such entities.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Debentures, G Warrants, H Warrants and I Warrants of the Company reported herein as being owned by each of them for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the Debentures, G Warrants, H Warrants and/or I Warrants or other securities of the Company that each now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and under the documents pursuant to which such securities were purchased.

         Each of the Reporting Persons has entered into a stockholders' agreement (a copy of which is attached hereto as Exhibit 4, the "Stockholders' Agreement") with the Company and Charles Brand, the Chairman and Chief Executive Officer of the Company and the Company's largest shareholder, in which the Reporting Persons agreed, among other things, to certain limitations on their ability to dispose of their shares of the Common Stock, grant and are granted certain "tag-along" rights with respect to future sales of the Common Stock, and agree to vote their shares of Common Stock for the appointment of certain nominees as members of the Company's Board of Directors and for certain other matters as set forth below. The Reporting Persons, except for Phineas Broadband Systems, L.P., entered into a separate stockholders' agreement with certain investors in the Initial Purchase (the "InterPurchaser Agreement") pursuant to which the Reporting Persons granted and were granted certain additional "tag-along" rights with respect to future sales of Common Stock.

         Prior to closing of the Optional Purchase, the Board of Directors of the Company (the "Board") will consist of seven members, four of whom will be nominated by Charles Brand (the "Brand Directors") and the remaining three of whom will be nominated by holders of a majority of the investment in the Financing (the "Majority Investors"). Upon closing of the Optional Purchase, the Majority Investors will have a right to nominate an additional member to the Board. The Majority Investors and Mr. Brand will collectively have the right to nominate an additional director if Cerberus Partners, L.P. ("Cerberus") exercises its current right to appoint a Board member. At any time that the Board consists of four members appointed by Mr. Brand and four members appointed by the Majority Investors, Mr. Brand and the Majority Investors will collectively have the right to nominate an additional member to the Board. In the event that a new Chief Executive Officer of the Company is also appointed to the Board he will replace one of Mr. Brand's nominees.

         Among other things, the Stockholders' Agreement provides that a majority of the Directors appointed by the Majority Investors can recommend to the Board that the Company be sold and Mr. Brand and any transferee of his securities have agreed to use their best efforts to cause the Brand Directors to vote in favor of the sale provided that such recommendation is consistent with their fiduciary duties.

         Certain amendments have been made to the by-laws of the Company to implement the provisions of the Stockholders' Agreement.

         Except as otherwise set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b)

         According to information, provided to the Reporting Persons by the Company, there were, as of July 29, 1997, 24,841,434 shares of Common Stock of the Company issued and outstanding.

         Greg Manocherian

         Mr. Manocherian beneficially owns 3,313,525 shares of Common Stock, comprised of 40,000 shares of Common Stock; 47,170 shares of Common Stock issuable upon conversion of .5 shares of Preferred Stock; 20,000 shares of Common Stock issuable upon conversion of Class A Warrants; 47,170 shares of Common Stock issuable upon conversion of Class D Warrants; 1,541,218 shares of Common Stock issuable upon exercise of $642,174 principal amount of Debentures; 1,501,480 shares of Common Stock issuable upon exercise of 1,501,480 G Warrants; 77,658 shares of Common Stock issuable upon exercise of 77,658 H Warrants; and 38,829 shares of Common Stock issuable upon exercise of 38,829 I Warrants; comprising 13.3% of the issued and outstanding shares of Common Stock. The foregoing shares of Common Stock are owned by Mr. Manocherian individually. With respect to the remaining securities set forth above and described in more detail below, Mr. Manocherian may be deemed to be a beneficial owner of such securities by virtue of his being a "control person" with respect to Kabuki, Whitehall and Pamela.

         Kabuki Partners ADP, GP

         Kabuki beneficially owns 207,288 shares of Common Stock comprised of 102,748 shares issuable upon conversion of $42,812 principal amount of Debentures, 96,774 shares issuable upon exercise of 96,774 G Warrants, 5,177 shares issuable upon exercise of 5,177 H Warrants, and 2,589 shares issuable upon exercise of 2,589 I Warrants.

         Such 207,288 shares of Common Stock comprise .8% of the issued and outstanding shares of Common Stock.

         Whitehall Properties LLC

         Whitehall beneficially owns 1,053,062 shares of Common Stock comprised of (a) 380,761 shares issuable upon conversion of $158,650 principal amount of Debentures, 358,624 shares issuable upon exercise of 358,624 G Warrants, 19,186 shares issuable upon exercise of 19,186 H Warrants and 9,593 shares issuable upon exercise of 9,593 I Warrants, currently owned by Whitehall, and (b) 132,979 shares issuable upon exercise of $55,408 principal amount of Debentures, 125,247 shares issuable upon exercise of 125,247 G Warrants, 6,700 shares issuable upon exercise of 6,700 H Warrants and 3,350 shares issuable upon exercise of 3,350 I Warrants, which Whitehall has the right to purchase as part of the Optional Purchase.

         Such 1,053,062 shares of Common Stock comprise 4.1% of the issued and outstanding shares of Common Stock.

         Whitehall has and will have the sole power to vote and dispose of all such securities.

         Pamela Equities Corp.

         Pamela beneficially owns 2,106,124 shares of Common Stock, comprised of
         (a) 761,522 shares issuable upon conversion of $317,301 principal amount of Debentures, 717,247 shares issuable upon exercise of 717,247 G Warrants, 38,371 shares issuable upon exercise of 38,371 H Warrants and 19,186 shares issuable upon exercise of 19,186 I Warrants, currently owned by Pamela, and (b) 265,957 shares issuable upon exercise of $110,816 principal amount of Debentures, 250,495 shares issuable upon exercise of 250,495 G Warrants, 13,401 shares issuable upon exercise of 13,401 H Warrants and 6,700 shares issuable upon exercise of 6,700 I Warrants.

         Such 2,106,124 shares of Common Stock comprise 7.8% of the issued and outstanding shares of the Common Stock.

         Pamela has and will have the sole power to vote and dispose of all such securities.

         (c) None.

         Other than as set forth above and elsewhere in this Item 5, none of the Reporting Persons effected any transaction in the Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Reference is made to Item 4 above regarding certain arrangements relating to transfer or voting of securities.

         Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1 Agreement dated August 11, 1997 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1).

         2 Stockholders' Agreement dated July 29, 1997 among the Company and several stockholders, including the Reporting Persons.

         3 Stockholders' Agreement [InterPurchaser Agreement] dated as of July 1997 among several stockholders of the Company, including the Reporting Persons.

                                    SIGNATURE


         After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    January 23, 1998

                                             /s/ Greg Manocherian
                                       --------------------------------------
                                       GREG MANOCHERIAN


                                       KABUKI PARTNERS ADP, GP

                                       By:   /s/ Greg Manocherian
                                          -----------------------------------
                                              Greg Manocherian, Partner


                                       WHITEHALL PROPERTIES, LLC


                                       By:   /s/ Greg Manocherian
                                          -----------------------------------
                                              Greg Manocherian, Member


                                       PAMELA EQUITIES CORP.


                                       By:   /s/ Greg Manocherian
                                          -----------------------------------
                                              Greg Manocherian, President

                                  Exhibit Index


Sequential
Exhibit No.                  Description                                  Page
-----------                  -----------                                  ----

     1         Agreement  dated  August  11,  1997  among the
               Reporting Persons relating to filing of a joint acquisition statement pursuant to
               Rule 13d - 1(f)(1).

     2         Stockholders'  Agreement  dated July 29,  1997
               among the Company and several stockholders, including the Reporting Persons.

     3         Stockholders'    Agreement     [InterPurchaser
               Agreement] dated as of July 1997 among several
               stockholders   of   the   Company,   including
               Reporting Persons.

                                    EXHIBIT 1

         The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) to file a joint statement on Schedule 13D and amendments thereto pertaining to their ownership of Class A 13% Convertible Senior Subordinated Pay-In-Kind Debentures Due 1999, Series G Warrants, Series H Warrants and Series I Warrants of LogiMetrics, Inc.

         This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

         This agreement may be executed in counterparts and all so executed shall constitute one agreement.

Date:    August 11, 1997


                                             /s/ Greg Manocherian
                                       --------------------------------------
                                       GREG MANOCHERIAN


                                       KABUKI PARTNERS ADP, GP

                                       By:   /s/ Greg Manocherian
                                          -----------------------------------
                                              Greg Manocherian, Partner


                                       WHITEHALL PROPERTIES, LLC


                                       By:   /s/ Greg Manocherian
                                          -----------------------------------
                                              Greg Manocherian, Member


                                       PAMELA EQUITIES CORP.


                                       By:   /s/ Greg Manocherian
                                          -----------------------------------
                                              Greg Manocherian, President

                                    EXHIBIT 2

                             STOCKHOLDERS AGREEMENT


     STOCKHOLDERS AGREEMENT, dated as of July 29, 1997, by and among LogiMetrics, Inc., a Delaware corporation (the "Company"), Charles S. Brand ("Brand"), and the other individuals and entities listed on the signature pages hereto (the "Purchasers" and, collectively with Brand and each other Person who, in accordance with the terms hereof, shall become a party to or be bound by the terms of this Agreement after the date hereof, the "Stockholders").

                              W I T N E S S E T H :

     WHEREAS, Brand currently is the beneficial owner of 19,387,800 shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"); and

     WHEREAS, the Purchasers beneficially own an aggregate of 700,000 shares of Common Stock: and

     WHEREAS, pursuant to the terms of a Purchase Agreement, dated as of even date herewith (the "Purchase Agreement"), by and among the Company and the Purchasers, the Purchasers have acquired or will shortly acquire beneficial ownership of an additional 15,600,000 shares of Common Stock in the aggregate: and

     WHEREAS, under the terms of the Purchase Agreement, the Purchasers have the right to acquire beneficial ownership of an additional 4,500 000 shares of Common Stock; and

     WHEREAS, the Company and the Stockholders desire to make provision with respect to (i) the ownership, transfer or other disposition of their equity interests in the Company, and (ii) the management of the affairs of the Company;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereby agree as follows:


                                    ARTICLE I

                               Certain Definitions

     Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

     "Affiliate" means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlled" and "controlling" have meanings correlative thereto. Any Relative of an individual shall be deemed to be an Affiliate of such individual for purposes hereof.

     "beneficial owner" (and, with correlative meanings, "beneficially own" and "beneficial ownership") of any interest means a Person who, together with his, her or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Securities Exchange Act of 1934, as amended, or who, together with his, her or its Affiliates, has the right to become such a beneficial owner of such interest (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise, conversion or exchange of any warrant, right or other instrument, or otherwise.

     "Board" means the Board of Directors of the Company in office at the applicable time, as elected in accordance with the provisions of this Agreement.

     "Company Sale" means any of (i) a Transfer or other disposition of all or substantially all of the assets of the Company to any Person, or group of related Persons, other than an Affiliate of the Company, in one transaction or a series of related transactions, (ii) a merger, consolidation, recapitalization, share exchange or reorganization of the Company in which the holders of voting stock of the Company immediately prior thereto will not own at least 50% of the voting shares of the continuing or surviving entity (whether or not the Company) immediately thereafter, (iii) the sale or other disposition of voting stock of the Company representing 50% or more of the total voting power of the Company's outstanding capital stock in one transaction or a series of related transactions to any Person, or group of related Persons, other than a Stockholder or any of its Affiliates, (iv) the issuance of additional shares of voting stock (including, but not limited to, the issuance of Rights to purchase shares of voting stock) if, as a result thereof, any Person, or group of related Persons, other than a Stockholder or any of its Affiliates, would beneficially own 50% or more of the total voting power of the Company's outstanding capital stock in one transaction or a series of related transactions, or (v) the formation of any form of partnership, joint venture, association or other business organization or strategic alliance, in which the Company would participate if, as a result thereof, all or substantially all of the assets of the Company would be Transferred to any Person not wholly owned by the Company or one or more wholly owned Subsidiaries of the Company.

     "Contract" means any written or oral agreement, contract, arrangement or instrument.

     "Person"  means  an  individual,  partnership,   corporation,  joint  stock
company, unincorporated organization or association, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Purchaser Group" means, collectively, the Purchasers and all Purchaser Transferees (as defined in Section 2.1 (f)).

     "Relative" means, with respect to any Stockholder, the spouse of such Stockholder or any of such Stockholder's ancestors, descendants, siblings, descendants of any such siblings, or the spouse of any of the foregoing "Right" means any option, warrant, security, right or other instrument convertible into or exchangeable or exercisable for or otherwise giving the holder thereof the right to acquire, directly or indirectly, any Common Stock or any other such option, warrant, security, right or instrument.

     "Shares" means shares of Common Stock.

     "Subsidiary" means any corporation, association or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is at the time directly or indirectly owned or controlled by another corporation, association or other organization, or by any one or more Subsidiaries of such other corporation, association or other organization, or by such other corporation, association or other organization and one or more of its Subsidiaries.

     "Transfer" means, directly or indirectly, any transfer, sale, assignment, pledge, hypothecation, gift, or other transfer or disposition, whether or not by operation of law and whether or not voluntarily, of any Shares or any interest therein.

     Section 1.2. Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, "herein," "hereto," "hereof" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; and (iii) words importing the singular shall also include the plural, and vice versa.

                                   ARTICLE II

                        Restrictions on Certain Transfers

     Section 2.1. Tag-Along. (a) Except as set forth in paragraphs (f) and (g) below, no Stockholder (an "Initiating Stockholder"), whether acting alone or in concert with any other Stockholder, shall enter into a Contract to Transfer, arrange for the Transfer of or Transfer to any Person or group (as defined pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended), directly or indirectly or through one or more intermediaries, in a single transaction or a series of related transactions, any Shares then beneficially owned by the Initiating Stockholder or any interest therein, if immediately following the consummation of such Transfer, such acquiring Person or group, together with any Affiliates thereof (or Affiliate of any member of such group), would be the beneficial owner, directly or indirectly, of more than 50% of the outstanding Shares (including as outstanding for such purpose any Shares issuable upon exercise of any Rights to be acquired from such Initiating Stockholder and all other Rights beneficially owned by any such Affiliate, Person, group or member thereof), unless all Stockholders are given the opportunity to Transfer all (but not less than all) of the Shares then owned by each of them (including without limitation Shares issuable upon exercise of Rights then owned by each of them) concurrently with such proposed Transfer on terms (including, without limitation, the form and amount of, and the time of receipt of, consideration therefor) identical to those applicable to such proposed Transfer (the "Tag-Along Rights").

     (b) No opportunity shall be deemed given to any Stockholder for purposes of
Section 2.1 (a) unless (i) such Stockholder shall have received written notice from the Initiating Stockholder setting forth the material terms of the proposed Transfer (a "Tag-Along Notice"), and shall have been given at least twenty days after receipt of such Tag-Along Notice to exercise its rights contained in this
Section 2.1 by giving written notice thereof to the Initiating Stockholder (a "Tag-Along Exercise Notice"), (ii) if such Stockholder is then the holder of any Rights, it shall be permitted to exercise, convert or exchange such Rights strictly in accordance with the terms thereof, (iii) the terms on which the Initiating Stockholder actually sells its Shares are no more favorable to the Initiating Stockholder (including, without limitation, the form and amount of, and the time of receipt of, consideration therefor), than the terms set forth in the Tag-Along Notice given by it pursuant to clause (i) of this sentence, (iv) the Person or group to which the applicable Transfer is proposed to be made makes an offer to all of the Stockholders to purchase any or all outstanding Shares then owned by the Stockholders (including Shares issuable upon the exercise, conversion or exchange of Rights) that (A) is distributed in writing to all Stockholders, (B) is open for acceptance by all Stockholders for a period of at least twenty business days after such distribution, and (C) provides for per Share consideration identical to that being paid in the Transfer to each Stockholder who accepts such offer, and (v) the Person or group to which the Initiating Stockholder Transfers its Shares purchases, at or prior to the time of purchase of such Shares, from each Person exercising his or its rights pursuant to this Section 2.1, at least such number of Shares as such Person shall specify in the notice given by such Person pursuant to clause (i) of this sentence.

     (c) The Initiating Stockholder and any proposed Transferee shall have the right, in their sole discretion, at all times prior to consummation of any proposed Transfer, to abandon any such proposed Transfer whereupon all Tag-Along Rights with respect to such proposed Transfer shall terminate, and neither the Initiating Stockholder nor any proposed Transferees shall have any liability or obligation to any Stockholder with respect thereto.

     (d) In determining the consideration paid for purposes hereof, the aggregate purchase price shall be increased to the extent that the Initiating Stockholder or its Affiliates shall receive additional consideration (i) for covenants against competition, or (ii) for services (such as pursuant to management or consulting agreements) in amounts in excess of amounts which would be payable to a third party in an arms' length transaction.

     (e) If any Stockholder does not timely deliver a Tag-Along Exercise Notice, such Stockholder will be deemed to have waived its rights with respect to the proposed Transfer described in the Tag-Along Notice and the Initiating Stockholder shall have 60 days after the expiration date for the delivery of such Tag-Along Exercise Notice in which to Transfer not more than the number of Shares described in the Tag-Along Notice on terms not more favorable to the Initiating Stockholder than were set forth in the Tag-Along Notice. If, at the end of such 60-day period, the Initiating Stockholder has not completed the Transfer of its Shares in accordance with the terms described in the Tag-Along Notice, then all of the restrictions on sale or other disposition contained in this Agreement with respect to Shares beneficially owned by the Initiating Stockholder shall again be in effect.

     (f) The provisions of this Section 2.1 shall not apply to any Transfer (x) by any Purchaser that is an individual (an "Individual Purchaser" ) or a Purchaser Transferee (as defined below) that is an individual (an "Individual Transferee"), by inter vivos gift, qualified domestic relations order, testamentary bequest or otherwise, with or without consideration, of any Shares which the Individual Purchaser or such Individual Transferee may now or at any time hereafter own to (i) a trust for the benefit of such Individual Purchaser or such Individual Transferee, as applicable, or for one or more of such Individual Purchaser's or such Individual Transferee's Relatives, as applicable, or (ii) to one or more of such Individual Purchaser's or such Individual Transferee's Relatives, as applicable, or (y) with or without consideration, by any Purchaser or a Purchaser Transferee of any Shares which such Person may now or at any time hereafter own to any other Purchaser, or any Affiliate of any Purchaser; provided, however, that any such Transferee pursuant to either clause (x) or clause (y) (a "Purchaser Transferee") shall expressly agree in writing in an instrument satisfactory to the Company to be bound by the terms of this Agreement. Any Shares, or any interest therein, Transferred pursuant to this clause (f) shall continue to be subject to the terms of this Agreement.

     (g) The provisions of this Section 2.1 shall not apply to any Transfer by Brand or a Brand Transferee (as defined below), by inter vivos gift, qualified domestic relations order, testamentary bequest or otherwise, with or without consideration, of any Shares which Brand or such Brand Transferee may now or at any time hereafter own to (i) a trust for the benefit of Brand or such Brand Transferee, as applicable, or for one or more of Brand's or such Brand Transferee's Relatives, as applicable, or (ii) to one or more of Brand's or such Brand Transferee's Relatives, as applicable; provided, however, that any such Transferee (a "Brand Transferee") shall expressly agree in writing in an instrument satisfactory to the Company to be bound by the terms of this Agreement. Any Shares, or any interest therein, Transferred pursuant to this clause (g) shall continue to be subject to the terms of this Agreement.

     Section 2.2. Go-Along Obligations. (a) Subject to the provisions of Section 2.2(c), if at any time after the date hereof, any member of the Purchaser Group receives a firm, bona fide, written offer from a third party (an "Offeror") to purchase or otherwise acquire all of the Shares beneficially owned by the Purchaser Group in one transaction or series of related transactions, and the holders of a majority of the Shares beneficially owned by all of the members of the Purchaser Group (the "Majority Holders") have determined to accept such offer, then, notwithstanding the other provisions of this Agreement, the Majority Holders shall have the right (the "Go-Along Right") to require all other Stockholders to sell or otherwise dispose of all Shares beneficially owned by them to such Offeror on the same terms and conditions set forth in such offer. In determining the consideration to be paid pursuant to such offer, the aggregate purchase price for the Shares to be sold by the Purchaser Group shall be increased to the extent that any member of the Purchaser Group or their respective Affiliates shall receive additional consideration (i) for covenants against competition, or (ii) for services (such as pursuant to management or consulting agreements) in amounts in excess of amounts which would be payable to a third party in an arms' length transaction.

     (b) If the Majority Holders elect to exercise their Go-Along Rights hereunder, they shall provide written notice (the "Go-Along Notice") to the Company and each other Stockholder of such election at least 20 days prior to the closing date for such transaction, which Go-Along Notice shall include the terms and conditions of such offer, the name of the Offeree and the proposed closing date of such transaction. Each other Stockholder shall be obligated to sell or otherwise dispose of all Shares beneficially owned by it to such Offeror in accordance with the terms set forth in the Go-Along Notice. However, if such transaction is not completed within 90 days of the giving of such Go-Along Notice, then any exercise by the Majority Holders of their Go-Along Right shall require a new notice pursuant to this Section 2.2.

     (c) Notwithstanding the other provisions of this Section 2.2, no Stockholder shall be required to Transfer its Shares pursuant to this Section
2.2 unless the consideration to be received by the Stockholders in exchange for the Shares to be Transferred to the Offeror pursuant to such transaction shall have been determined to be fair to the Stockholders pursuant to a written fairness opinion issued by an investment banking firm selected by the Company's Board of Directors with the concurrence of (x) the holders of a majority of the Shares then owned by Brand and any Brand Transferees, as a group, and (y) the Majority Holders.

     Section 2.3. Additional Transfer Restrictions. Without the prior approval of the Majority Holders, which approval shall not be unreasonably withheld or delayed, neither Brand nor any Brand Transferee, whether acting alone or in concert with any other Person, shall enter into a Contract to Transfer, arrange for the Transfer of or Transfer to any Person or group (as defined pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended) (other than to Brand or a Brand Transferee), directly or indirectly or through one or more intermediaries, in a single transaction or a series of related transactions, any Shares then beneficially owned by Brand or such Brand Transferee or any interest therein, if immediately following the consummation of such Transfer, such acquiring Person or group, together with any Affiliates thereof (or Affiliate of any member of such group), would be the beneficial owner, directly or indirectly, of 20% or more of the outstanding Shares (including as outstanding for such purpose any Shares issuable upon exercise of any Rights to be acquired from Brand or a Brand Transferee in such transaction and all other Rights beneficially owned by any such Affiliate, Person, group or member thereof). For purposes of this Section 2.3, the Majority Holders shall be deemed to have approved a Transfer pursuant to this Section 2.3 if Brand or the Brand Transferee, as the case may be, gives written notice to the Purchasers of his, its or their intention to make a Transfer pursuant to this Section 2.3, which notice shall include the terms and conditions of such Transfer, the names of the proposed acquiring Person or group and the proposed closing date of such Transfer, and Brand or the Brand Transferee, as the case may be, shall not have received within 10 days thereafter a written notice from the Majority Holders objecting to the proposed Transfer.

                                   ARTICLE III

                         Board of Directors; Committees

     Section 3.1. Composition of the Board of Directors. (a) Subject to the provisions of Section 3.1 (b) and 3.1 (d), the Company shall use its best efforts to, and each Stockholder shall, take and cause to be taken all necessary action (corporate and other), including the voting of Shares, to set the number of directors at seven and to elect as the members of the Board four individuals (the "Brand Directors") selected and nominated from time to time by Brand (provided that such individuals shall be reasonably satisfactory to a majority of the directors appointed by the Purchaser Group) and three individuals (the "Purchaser Directors") selected and nominated from time to time by the Purchaser Group, by action of the Majority Holders (provided that such individuals shall be reasonably satisfactory to a majority of the Brand Directors); provided, however, that in the event that the Purchaser Group acquires all of the Additional Securities (as defined in the Purchase Agreement) pursuant to the terms of Section 1.4 of the Purchase Agreement, the number of directors shall be set at eight and the Purchaser Group shall have the right from and after the Option Closing Date (as defined in the Purchase Agreement) to appoint a fourth Purchaser Director; provided, further, that if any member of the Purchaser Group is ever entitled to appoint a member of the Board pursuant to the rights granted by the Company to the holders of the Cerberus Debentures (as such term is defined in the Purchase Agreement) as a result of the purchase of the Cerberus Debentures or otherwise, the size of the Board and the number of directors which the Purchaser Group shall have the right to appoint pursuant to the terms hereof shall be reduced by one. At any time during which the Purchaser Group is entitled to appoint at least four Purchaser Directors pursuant to the provisions of this Section 3.1 (a), at the request of either Brand or the Majority Holders, the size of the Board shall be increased by one and Brand and the Purchaser Group by action of the Majority Holders, shall mutually select one additional director who shall not be employed by or otherwise be an Affiliate of either the Company, Brand or any member of the Purchaser Group (the "Independent Director") to fill the vacancy caused by such increase in the size of the Board.

     (b) In the event that Cerberus Partners L.P. ("Cerberus") or any other holder of the Cerberus Debentures (Cerberus or such holder, the 'Debenture Holder") exercises its right to appoint a member of the Board pursuant to the terms of the Unit Purchase Agreement, dated as of March 7, 1996 (the "Cerberus Agreement"), by and between the Company and Cerberus, the number of directors shall be increased by two, one of such additional directors shall be the director appointed by the Debenture Holder (the "Debenture Director") and Brand and the Purchaser Group, by action of the Majority Holders, shall mutually select one additional Independent Director to fill the vacancies caused by such increase in the size of the Board. Each Stockholder shall use its best efforts to cause the Company to comply with the requirements of the Cerberus Agreement, including without limitation, voting all of their Shares in favor of the election of such person as the Debenture Holder may designate as a director of the Company. In the event that the Debenture Director resigns, is removed or otherwise is unable to continue to serve as a director of the Company and the Debenture Holder does not exercise its right to appoint a successor Debenture Director, one Independent Director to be mutually selected by Brand and the Majority Holders shall be deemed to have resigned as a director effective as of the date that the Debenture Holder notifies the Company that it will not exercise its rights under the Cerberus Agreement and shall cease to be a member of the Board of Directors.

     (c) The term of office of all directors shall continue until the next succeeding annual meeting of stockholders of the Company and until their successors are duly elected and qualified. Each of Brand and the Purchaser Group shall at all times have the right, exercisable by such Person in his or its sole discretion, to designate successors for the directors appointed by such Person (provided that such successors shall be reasonably satisfactory to a majority of the Purchaser Directors or the Brand Directors, as the case may be), to cause the Stockholders to remove, with or without cause, one or more of the directors appointed by such Person, and to fill any vacancy on the Board resulting from the death, resignation or removal of any director appointed by such Person (provided that any nominee selected to fill such a vacancy shall be reasonably satisfactory to a majority of the Brand Directors or the Purchaser Directors, as the case may be); provided, however, that no such actions may be taken with respect to any Independent Director unless mutually agreed to by Brand and the Purchaser Group and; provided, further, that any Independent Director shall be reasonably satisfactory to a majority of both the Brand Directors and the Purchaser Directors. Each Stockholder shall vote for such removal and for the election of such successor or successors at a meeting of the stockholders or shall execute a written consent to such effect without a meeting and consents to the prompt holding of a special meeting for that purpose, in each case, at the written request of the Person seeking to remove and replace such director given to the Company.

     (d) The permanent  successor  Chief  Executive  Officer  hired  pursuant to
Section 4.4 hereof shall become a member of the Board effective as of the effective date of his or her employment by the Company (the "Commencement Date") and shall be deemed to be a Brand Director for all purposes hereunder. On or prior to the Commencement Date, Brand and any Brand Transferees shall take all action reasonably necessary to cause a Brand Director to resign from the Board effective as of the Commencement Date and to appoint the permanent Chief Executive Officer to fill the vacancy created by such resignation.

     (e) In the event that either Brand or the Purchaser Group is no longer entitled to designate directors pursuant to this Article III, all directors designated by such Person (other than the permanent Chief Executive Officer hired pursuant to Section 4.4 hereof) shall be deemed to have resigned as directors effective immediately and shall cease to be members of the Board.

     (f) The participation of any former director in the deliberations of the Board subsequent to the date of his or her termination as a director shall not affect in any respect any corporate action which has been approved by a majority of the remaining members of the Board, whether at a meeting at which a quorum of the Board (excluding any such former director) was present or pursuant to a written consent signed by the remaining directors.

     Section 3.2. Quorum. At all meetings of the Board, the presence, in person or by proxy, of a majority of the entire Board shall constitute a quorum for the transaction of business. Any director may participate in a meeting of the Board, or any committee thereof, by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other.

     Section 3.3 Composition of Board Committees. Promptly following the execution and delivery of this Agreement, the Stockholders shall take and shall cause their respective director designees to take all actions necessary and advisable to (i) cause the Executive Committee of the Board (the "Executive Committee") to be comprised of two Brand Directors to be designated from time to time by Brand (one of whom shall be the chairman of the committee) and one Purchaser Director to be designated from time to time by the Purchaser Group; provided, however, that from and after the Option Closing Date, the size of the Executive Committee shall be increased by one and the Purchaser Group shall have the right to designate a second Purchaser Director to be a member of the Executive Committee, and; provided, further, that from and after the Commencement Date, the size of the Executive Committee shall be further increased by one and the permanent Chief Executive Officer of the Company shall become a member of the Executive Committee, ex officio, (ii) cause the Compensation Committee of the Board to be comprised of two Brand Directors to be designated from time to time by Brand and two Purchaser Directors to be designated from time to time by the Purchaser Group, and (iii) cause the Audit Committee of the Board to be comprised of two Brand Directors to be designated from time to time by Brand and two Purchaser Directors to be designated from time to time by the Purchaser Group.

     Section 3.4. Action by Stockholders to Reconstitute Board of Directors or Committees Thereof. If at any time and for any reason the Board shall fail to be constituted as required by this Article III, then, at the request of any Stockholder, the Company shall cause a special meeting of stockholders to be held or the Stockholders shall act by written consent of stockholders without a meeting for the purpose of taking whatever action may be necessary to assure that the Board is constituted as set forth in this Article III as promptly as practicable. If at any time and for any reason the committees of the Board shall fail to be constituted as required by this Article III, then, at the request of any Stockholder, the Company and the Stockholders shall take whatever action may be necessary to assure that such committees are constituted as set forth in this Article III as promptly as practicable.

     Section 3.5. Certain Covenants. Each Stockholder shall vote, in person or by proxy, all Shares over which it may have or share voting power, at any annual or special meeting of stockholders of the Company called for the purpose of voting on the election of directors, or to execute written consents of stockholders without a meeting with respect to the election of directors, to vote in favor of the election of each director nominated in accordance with
Section 3.1 and in favor of the removal of any director who is required to be removed pursuant to Section 3.1 and to take all other necessary and appropriate actions to cause such events to occur. The Company shall use its best efforts to cause Persons to be so nominated, elected or removed, as the case may be, in accordance with the applicable provisions of this Agreement. Each Stockholder shall vote all Shares over which it may have or share voting power and shall take all other actions necessary and appropriate (including, without limitation, removing any director) to ensure that the Company's Certificate of Incorporation and by-laws contain all provisions necessary to implement the terms of this Agreement and do not at any time conflict with the provisions of this Agreement and shall not vote to approve (or consent to the approval of) any amendment to the Company's Certificate of Incorporation or by-laws which would be inconsistent with this Agreement.


                                   ARTICLE IV

                             Other Corporate Matters

     Section 4.1. Management of the Company; Certain Actions. (a) The business and affairs of the Company shall be managed by or under the direction of the Board, subject to the provisions set forth in this Section 4.1 and Section 4.2.

     (b) Subject to oversight and control by the Board, the senior management of the Company shall have the right to manage the day to day operations of the Company, including, without limitation, the implementation of the Company's strategic and business plans, ordinary course dealings with customers and suppliers, the hiring and firing of officers and employees of the Company and its Subsidiaries, and the ordinary course operation of the Company's business as it is currently being conducted, and neither any member of the Purchasers nor the Purchaser Directors shall take any action, directly or indirectly, which may reasonably be expected to hinder, impede, interfere with or otherwise restrict the management of the Company's affairs as aforesaid.

     (c) In the event that a majority of the Purchaser Directors (a "Purchaser Majority") recommend to the Board that the Company enter into a Company Sale, Brand and any Brand Transferees shall use their respective best efforts to cause the Brand Directors to vote in favor of such Company Sale; provided, however, that neither Brand nor any Brand Transferee shall have any obligation to cause the Brand Directors to vote in favor of a Company Sale if counsel of recognized standing advises the Brand Directors that approval of the Company Sale recommended by the Purchaser Directors would result in a breach of fiduciary duty by the Brand Directors.

     Section 4.2. Actions Requiring Purchaser Approval. The Company shall not, and no officer of the Company shall have the power or authority to cause the Company to, without the consent of a Purchaser Majority:

                  (a) redeem, repurchase or otherwise acquire shares of the Company's capital stock except pursuant to or in connection with (i) the conversion of any class or series of the Company's capital stock into another security of the Company, (ii) the exercise of any Right,
         (iii) the redemption, at the request of the holder thereof, of shares of any class or series of capital stock that is redeemable at the option of the holder thereof, (iv) any compensatory plan or arrangement with an officer, director or employee of the Company or its Subsidiaries; provided, however, that such plan or arrangement has been approved by the Board or the Compensation Committee thereof; or

                  (b)  take  any  voluntary   action  in   furtherance   of  the
         liquidation, dissolution or winding up of the business of the Company.

     Section 4.3. Voting by Stockholders. Each Stockholder shall vote, in person or by proxy, all Shares over which it may have or share voting power, at any annual or special meeting of stockholders of the Company (i) in favor of all matters approved by a majority of the entire Board (or a majority of all of the members of any duly constituted committee thereof) pursuant to Section 4.1 (a),
(ii) in favor of all matters approved by the entire Board upon the recommendation of a Purchaser Majority pursuant to Section 4.1(c) or Section 4.2, and (iii) against all matters not approved by the Board or a duly constituted committee thereof pursuant to clauses (i) or (ii).

     Section 4.4. Executive Search. Promptly following the execution and delivery hereof, the Board shall establish an ad hoc committee of the Board (the "Search Committee"), the members of which shall include the Company's Chief Executive Officer (who shall be the chairman), the Company's Chief Operating Officer and two Purchaser Directors, which shall promptly commence a search for a suitably qualified permanent successor to the Chief Executive Officer. The Search Committee may establish such regulations for its operations as the members thereof may determine are necessary or advisable. Without limiting the generality of the foregoing, the Search Committee shall be authorized to engage such consultants and other agents to assist in the identification and evaluation of appropriate candidates as the members thereof deem necessary or advisable. The Search Committee shall report to the Board on its activities from time to time as events warrant. Following the completion of its initial screening process and interviews with appropriate candidates, the Search Committee shall recommend one or more finalists to the Board and, with consultation from the Board, shall complete all arrangements relating to the hiring of a new Chief Executive Officer from the list of finalists; provided, however, that such new Chief Executive Officer shall be approved by Brand, which approval may be withheld by Brand in his sole and absolute discretion. The terms and conditions of any such hiring shall be approved by the Board upon the advice and with the recommendation of Compensation Committee of the Board. In the event that the permanent Chief Executive Officer ceases to serve as the Chief Executive Officer of the Company for any reason, then, for purposes of this Agreement (including, without limitation, the Board and Board committee composition provisions hereof), the Company shall be deemed to have not designated a permanent successor Chief Executive Officer and the provisions of this Section 4.4 shall again come into effect.

     Section 4.5. Indemnification; Maintenance of D&O Insurance. The Company shall indemnify the directors and officers of the Company to the fullest extent permissible under Delaware law and, without limiting the generality of the foregoing, the Company and the Stockholders shall take all actions necessary to include provisions in the Company's Certificate of Incorporation limiting the liability of directors to the maximum extent permitted by Delaware law and providing that the directors and officers shall be indemnified to the maximum extent permitted by Delaware law. The Company shall maintain appropriate directors and officers insurance in such amounts and covering such risks as the Board may determine from time to time in light of the cost and availability of such insurance.

                                    ARTICLE V

                                     Legend

     Section 5.1. Legends. Any certificates evidencing Shares subject to this Agreement shall be stamped or endorsed with a legend in substantially the following form; provided, however, that in the event that Shares are registered under the Securities Act of 1933, as amended, the Company shall promptly upon request, but in any event not later than is necessary in order to consummate any sale pursuant to any underwriting agreement or sales agency agreement relating thereto, deliver a replacement certificate not containing the first paragraph of the legend below in exchange for the legended certificate (it being understood that such legend shall be placed on such replacement certificate if the sale does not occur in accordance with the terms of the registration statement); and provided, further, that the Company shall upon termination of this Agreement promptly upon request deliver a replacement certificate not containing the second paragraph of the legend below in exchange for the legended certificate:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY NEITHER THE SHARES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF UNLESS SO REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

IN ADDITION, TRANSFERS, VOTING AND OTHER MATTERS IN RESPECT OF THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT DATED AS OF JULY 29, 1997 AMONG THE COMPANY AND CERTAIN STOCKHOLDERS NAMED THEREIN, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY.

     Section 5.2. Removal of Legends. From and after the effective date of any registration statement registering the Shares subject hereto for sale pursuant to the Securities Act of 1933, as amended, and compliance by the Company with any applicable state securities or "Blue Sky" laws, the Stockholders shall be entitled to exchange the certificates representing their Shares for certificates not bearing the first restrictive legend set forth in Section 5.1 above. In connection with any Transfer permitted pursuant to this Agreement (other than Transfers pursuant to Sections 2.1(f) or 2.1(g)), the Stockholder Transferring Shares shall be entitled to exchange the certificates representing the Shares being Transferred for replacement certificates not bearing the second restrictive legend set forth in Section 5.1 above.

                                   ARTICLE VI

                           Effectiveness; Termination

     Section 6.1. Effectiveness; Termination of Agreement. This Agreement shall become effective as of the date first above written and shall terminate upon the earliest to occur of the following: (i) upon the written consent of (x) the Majority Holders, and (y) the holders of a majority of the shares of Common Stock then beneficially owned by Brand and any Brand Transferee, as a group,
(ii) Brand and any Brand Transferees, as a group, or the Purchaser Group becoming the beneficial owner of less than 10% of the outstanding Common Stock (determined on a fully-diluted basis), or (iii) the consummation of a Company Sale, only to the extent that such transaction has been duly approved pursuant to Section 4.1 (c); provided, however, that no such termination shall relieve any Person of any liability for a breach or default.


                                   ARTICLE VII

                                  Miscellaneous

     Section 7.1 . Recapitalization, Exchanges, etc. Affecting the Common Stock. The provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) the Shares and (b) any and all shares of capital stock of he Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise. In the event of any change in the capitalization of the Company, as a result of any stock split, stock dividend or stock combination, the provisions of this Agreement shall be appropriately adjusted.

     Section 7.2 No Joint Venture or Partnership. No party shall have any authority to bind or commit any other party hereto and no such authority shall be implied by the provisions hereof. Nothing herein shall be deemed or construed to create a joint venture, partnership or agency relationship between any of the parties hereto for any purpose.

     Section 7.3. Injunctive Relief. Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, each other party shall, in addition to any other rights or remedies which it may have, be entitled to equitable and injunctive relief, including, without limitation, temporary, preliminary and permanent injunctive relief, to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and, to the maximum extent permitted by law, consents to have each provision of this Agreement specifically enforced against him or it, without the necessity of posting bond or other security against him or it, and consents to the entry of injunctive relief against him or it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

     Section 7.4. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective successors, assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder. This Agreement may not be assigned by operation of law or otherwise, and any attempted assignment shall be null and void, except that, any Stockholder may assign its rights hereunder, in whole but not in part, in connection with a Transfer of Shares made in compliance with all of the provisions of this Agreement. If any Stockholder shall acquire additional Shares, in any manner, whether by a Transfer permitted hereunder, operation of law or otherwise, such Shares shall be held subject to all of the terms of this Agreement, and by taking and holding such Shares such Person shall be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement. Any Transferee wishing to become a party hereto or otherwise required to become such a party shall execute an instrument in the form of Exhibit A hereof agreeing to be bound by the provisions hereof.

     Section 7.5. Expenses. Except as provided in the Purchase Agreement, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby.

     Section 7.6. Amendment; Waiver. (a) This Agreement may be amended by a written instrument duly executed by the parties affected thereby.

     (b) No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, any such waiver being effective only if contained in a writing executed by the waiving party.

     Section 7.7. Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission upon receipt of a confirmed transmission report, as follows:

If to the Company:  50 Orville Drive
                    Bohemia, New York 11716
                    Tel: (516) 784-4110
                    Fax: (516) 784-4132
                    Attention: Chief Executive Officer

and if to the other parties at the address or facsimile transmission number specified below its name on the signature pages hereto (or, in the case of Persons who become parties hereto subsequently, at their last addresses or facsimile transmission numbers shown on the record books of the Company). Any party hereto, by notice given to the other parties hereto in accordance with this Section 7.7, may change the address or facsimile transmission number to which such notice or other communications are to be sent to such party. Whenever pursuant to this Agreement any notice is required to be given by any Stockholder to any other Stockholder or Stockholders, such Stockholder may request from the Company a list of addresses and facsimile transmission numbers of all
Stockholders of the Company, which list shall be promptly furnished to such Stockholder.

     Section 7.8. Inspection. For so long as this Agreement shall be in effect, this Agreement, any amendments hereto and a complete list of the names and addresses of all Stockholders shall be made available for inspection and copying on any business day by any Stockholder at the offices of the Company at the address thereof set forth in Section 7.7 above.

     Section 7.9. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO THE CHOICE OF LAW PRINCIPLES THEREOF, EXCEPT TO THE EXTENT THAT THE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW APPLY THERETO.

     Section 7.10. Headings. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 7.11. Integration. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to its subject matter other than those expressly set forth or referred to herein.

     Section 7.12. Severability. If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

     Section 7.13. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit action or proceeding brought in any such court has been brought in an inconvenient forum.

     Section 7.14. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above.

                               LOGIMETRICS, INC.



                               By:/s/ Charles S. Brand
                                  --------------------------
                               Name:
                               Title:


                               /s/ Charles S. Brand
                               --------------------------
                               Charles S. Brand

                               20 Meridian Road
                               Eatontown, New Jersey 07724
                               Tel: (908) 935-7150
                               Fax: (908) 935-7151

                               CRAMER ROSENTHAL McGLYNN, INC.

                               By:/s/ Eugene A. Trainor
                                  --------------------------
                               Name:  Eugene A. Trainor
                               Title: Chief Financial Officer

                               520 Madison Avenue
                               New York, New York 10022
                               Tel: (212) 838-3830
                               Fax: (212) 644-8291



                               L A.D. EQUITY PARTNERS, L.P

                               By: Flint Investments, Inc.
                                   Its General Partner


                                   By:/s/ Arthur J. Pergament
                                      --------------------------
                                   Name: Arthur J. Pergament
                                   Title: Vice President

                                   520 Madison Avenue
                                   New York New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                                   /s/ Gerald B. Cramer
                                   --------------------------
                                   Gerald B. Cramer

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax (212) 644-8291

                                   /s/ Edward J. Rosenthal
                                   ----------------------------
                                   Edward J. Rosenthal, Keogh

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel. (212) 838-3830
                                   Fax (212) 644-8291

                               CRM 1997 ENTERPRISE FUND, LLC

                               By: Cramer Rosenthal McGlynn, Inc.
                                   Its Managing Member


                                   By: Eugene A. Trainor
                                       ----------------------
                                   Name: Eugene A. Trainor
                                   Title: Chief Financial Officer

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291


                               CRM PARTNERS, L.P.

                               By: CRM Management, Inc.
                                   Its General Partner


                                   By:/s/ Eugene A. Trainor
                                      ----------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291


                               CRM RETIREMENT PARTNERS, L.P.

                               By: CRM Management, Inc.
                                   Its General Partner

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                               CRM MADISON PARTNERS, L.P.

                               By: CRM Management, Inc.
                                   Its General Partner

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291


                               CRM U.S. VALUE FUND, LTD.
                               By: CRM Management, Inc.
                                   Its General Partner


                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291


                               CRM EURYCLEIA PARTNERS, L.P.
                               By: CRM Eurycleia Investment, LLC.
                                   Its General Partner


                               By: CRM Management, Inc.
                                   Its Managing Member


                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                               A.C. ISRAEL ENTERPRISES, INC.

                                   By:/s/ Jay Howard
                                      -----------------
                                   Name: Jay Howard
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291


                               CRM-EFO PARTNERS, L.P.
                               By: CRM-EFO Investments, LLC,
                                   Its General Partner

                               By: CRM Management Inc.,
                                   Its Managing Member

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel; (212) 838-3830
                                   Fax: (217) 644-8291

                                   /s/ Richard S. Fuld, Jr.
                                   ------------------------
                                   Richard S. Fuld, Jr.

                               By: Cramer Rosenthal McGlynn, Inc.,
                                   Attorney-in-Fact

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title Chief Financial Officer

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (217) 644-8291

                               PAMELA EQUITIES CORP.

                                   By:/s/ Greg Manocherian
                                      -----------------------
                                   Name:
                                   Title:

                                   3 New York Plaza
                                   18th Floor
                                   New York, New York 10004
                                   Tel: (212) 837-4829
                                   Fax:(212) 837-4938


                               WHITEHALL PROPERTIES, LLC

                               By:/s/ Greg Manocherian
                                  -----------------------
                                   Name:
                                   Title: Manager

                                   3 New York Plaza
                                   18th Floor
                                   New York, New York 10004
                                   Tel: (212) 837-4829
                                   Fax: (212) 837-4938


                               KABUKI PARTNERS ADP, GP


                               By:/s/ Greg Manocherian
                                  -----------------------
                                   Name:
                                   Title: General Partner

                                   3 New York Plaza
                                   18th Floor
                                   New York, New York 10004
                                   Tel: (212) 837-4829
                                   Fax: (212) 837-4938


                               MBF CAPITAL CORP.

                               By:/s/ Mark B. Fisher
                                  ---------------------
                                   Name: Mark B. Fisher
                                   Title: President

                                   12 East 49th Street
                                   35th Floor
                                   New York, New York 10017
                                   Telephone: (212) 339-2861
                                   Facsimile: (212) 339-2834

                               MBF BROADBAND SYSTEMS, L.P.

                               By: MBF Broadband Systems, Inc.,
                                   Its General Partner

                               By:/s/ Mark B. Fisher
                                  ---------------------
                                   Name: Mark B. Fisher
                                   Title: President

                                   12 East 49th Street
                                   35th Floor
                                   New York, New York 10017
                                   Telephone: (212) 339-2861
                                   Facsimile: (212) 339-2834


                               PHINEAS BROADBAND SYSTEMS, L.P.
                               By: MBF Broadband Systems, Inc.,
                                   Its General Partner

                               By:/s/ Mark B. Fisher
                                  ---------------------
                                   Name: Mark B. Fisher
                                   Title: President

                                   12 East 49th Street
                                   35th Floor
                                   New York, New York 10017
                                   Telephone: (212) 339-2861
                                   Facsimile: (212) 339-2834


                                   /s/ Mark B. Fisher
                                   ---------------------
                                   Mark B. Fisher

                                   12 East 49th Street
                                   35th Floor
                                   New York, New York 10017
                                   Telephone: (212) 339-2861
                                   Facsimile: (212) 339-2834


                               McGLYNN FAMILY PARTNERSHIP

                               By:/s/ Ronald H. McGlynn
                                  ------------------------
                                   Name: Ronald H. McGlynn
                                   Title: General Partner

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                                   Fred M. Filoon
                                   ---------------------
                                   Fred M. Filoon
                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291


                                   /s/ Eugene A. Trainor
                                   ---------------------
                                   Eugene A. Trainor
                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                                    EXHIBIT A

     In consideration of the Transfer of Shares to the undersigned, the undersigned, having all due authority, hereby agrees to be bound by the terms and provisions of the Stockholders Agreement, dated as of July 29, 1997 (the "Stockholders Agreement"), by and among LogiMetrics, Inc. and the Stockholders party thereto relating to such Shares as a Stockholder thereunder. Capitalized defined terms used herein without definition shall have the same meanings respectively as assigned thereto in the Stockholders Agreement.


         Name:
         By:
         Date:

                                    EXHIBIT 3

                             STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (the "Agreement"), dated as of July ___, 1997, by and among: (i) Pamela Equities Corp., a New York corporation, Whitehall Properties, LLC, a New York limited liability company and Kabuki Partners ADP, GP, a New York general partnership (collectively, the "Manocherian Entities"),
(ii) MBF Capital Corp., a New York corporation, MBF Broadband Systems, L.P., a New York limited partnership, MBF Broadband Investments, L.P., a New York limited partnership and Mark B. Fisher (collectively, the "Fisher Entities"), and (iii) those entities listed on Exhibit "A" attached hereto (collectively, the "Cramer Entities"). Each of the Manocherian Entities, the Fisher Entities and the Cramer Entities is sometimes referred to herein as an "Entity."

WHEREAS:

The Fisher Entities, Manocherian Entities and Cramer Entities (each a "Party", collectively, the "Parties") are among the parties to a certain Stockholders Agreement dated as of July ___, 1997 (the "Logi Agreement"), pursuant to which they have agreed to purchase those interests in an entity known as Logimetrics, Inc. ("Logi") shown on Exhibit "B" attached hereto;

As provided in the Logi Agreement and the other agreements referred to or contemplated therein, various groups or "Purchasers" have acquired or contemplated certain rights and incurred certain obligations including "tag-along" rights as defined in Section 2.1 of the Logi Agreement;

The Parties, being among the "Purchasers," wish to set forth a further agreement, as among themselves, with respect to such "tag-along rights."

NOW, THEREFORE, the Parties agree as follows:


                                    ARTICLE I

                                   Definitions

Except as expressly provided herein, defined terms used herein shall have the meanings provided in the Logi Agreement.

                                   ARTICLE II

                        Restrictions on Certain Transfers

Section 2.1. Tag-Along. (a) Except as set forth in Section 2.2, below, no Party (an "Initiating Party") shall enter into a Contract to Transfer, arrange for the Transfer of or Transfer to any Person, directly or indirectly, any Shares, unless all Parties are given the opportunity to Transfer all of the Shares then owned by each of them (including without limitation Shares issuable upon exercise of Rights then owned by each of them) concurrently with such proposed Transfer on terms identical to those applicable to such proposed Transfer (the "Tag-Along Rights").

(b) No opportunity shall be deemed to have been given to any Party for purposes of Section 2.1(a) unless:

              (i) such Party shall have received written notice from the Initiating Party setting forth the material terms of the proposed Transfer (a "Tag-Along Notice"), and shall have been given at least 10 days after receipt of such Tag-Along Notice to exercise its rights contained in this Section 2.1 by given written notice thereof to the Initiating Party (a "Tag-Along Exercise Notice"),

              (ii) if such Party is then the holder of any Rights, it shall be permitted to exercise, convert or exchange such Rights strictly in accordance with the terms thereof,

              (iii) the terms on which the Initiating Party actually sells its Shares are not more favorable to the Initiating Party, then the terms set forth in the Tag-Along Notice given by its pursuant to claus (i) above,

              (iv) the Person to which the applicable Transfer is proposed to be made makes an offer to all of the Parties to purchase all outstanding Shares then owned by the Parties (including Shares issuable upon the exercise, conversion or exchange of Rights) that [A] is distributed in writing to all Parties, [B] is open for acceptance by all Parties for a period of at least 10 business days after such distribution, [C] provides for per Share consideration identical to that being paid in the Transfer to each Party who accepts such offer, and

              (v) the Person to which the Initiating Party Transfers its Shares purchases, at or prior to the time of purchase of such Shares, from each Person exercising his or its rights pursuant to this Section 2.1, at least such number of Shares as such Person shall specify in the notice given by such Person pursuant to clause (i), above.

(c) The Initiating Party and any proposed Transferor shall have the right, in their sole discretion, at all times prior to consummation of any proposed Transfer, to abandon any such proposed Transfer whereupon all Tag-Along rights with respect to such proposed Transfer shall terminate, and neither the Initiating Party nor any proposed Transferees shall have any liability or obligation to any Party with respect thereto.

(d) In determining the consideration paid for purposes hereof, the aggregate purchase price shall be increased to the extent that the Initiating Party or its Affiliates shall receive or be entitled to receive or direct the payment of additional consideration of any form in amounts in excess of amounts which would be payable to a third party in an arms' length transaction.

(e) If a Party does not timely deliver a Tag-Along Exercise Notice, such Party will be deemed to have waived its rights with respect to the proposed Transfer described in the Tag-Along Notice and the Initiating Party shall have 30 days after the expiration date for the delivery of such Tag-Along Exercise Notice in which to Transfer not more than the number of Shares described in the Tag-Along Notice on terms not more favorable to the Initiating Party than were set forth in the Tag-Along Notice. If, at the end of such 30-day period, the Initiating Party has not completed the Transfer of its Shares in accordance with the terms described in the Tag-Along Notice, then all of the restrictions on sale or other disposition contained in this Agreement with respect to shares beneficially owned by the Initiating Party shall again be in effect.

Section 2.2.  Exceptions.  The  provisions of Section 2.1 shall not apply to any
Transfer:

              (i) to another Entity or to an Affiliate with or without consideration, or by inter vivos gift, qualified domestic relations order, or testamentary bequest, or

              (ii) to one or more of the Purchaser's Relatives or, with or without consideration, to any Affiliate of any Purchaser provided, however, that any transferee pursuant to either clause (i) or clause
         (ii), above, shall expressly agree in writing in an instrument satisfactory to the Parties to be bound by the terms of this Agreement. Any Shares, or any interest therein, Transferred pursuant to this
         Section 2.2 shall continue to be subject to the terms of this Agreement.

                                   ARTICLE III

                           Acknowledgement and Waiver

Each Party, on its own behalf and on behalf of its associated Entities, hereby acknowledges that it has had a full opportunity to conduct such examination of the records and affairs of Logi as it sees fit and consult with counsel with respect thereto, has made the decision to invest in Logi and enter into the Logi Agreement and the other agreements referred to or contemplated therein (the "Investment") based on such examination, and in so doing has not relied on any representation or warranty of any other Party or Entity. Each of the Parties, on its own behalf and on behalf of its associated Entities, hereby releases the others and their respective officers, directors, employees and agents, from and against any claims, losses, liabilities, damages and costs (including, without limitation, reasonable attorneys' fees and expenses) that may arise as a result of the Investment.


                                   ARTICLE IV

                                  Miscellaneous

Section 4.1. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives. This Agreement may not be assigned by operation of law or otherwise and any attempted assignment shall be null and void, except that, any Party may assign its rights hereunder, in whole but not in part, in connection with a Transfer of Shares made in compliance with all of the provisions of this Agreement.

Section 4.2. Expenses. Each party hereby shall pay its own expenses incident to this Agreement and the transactions contemplated hereby.

Section 4.3. Amendment; Waiver. (a) This Agreement may be amended only by a written instrument duly executed by the Parties.

(b) No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right to remedy consequent upon breach thereof shall constitute a waiver of any such breach, any such waiver being effective only if contained in a writing executed by the waiving party.

Section 4.4. Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered or by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission if promptly confirmed by one of the foregoing means, as provided in the Logi Agreement.

Section 4.5. Applicable Laws; Jurisdiction. The provisions of the Logi Agreement with respect to applicable law and submission to jurisdiction shall govern among the Parties with respect to any dispute arising hereunder or with respect hereto.

Section 4.6. Integration. This Agreement and the Logi Agreement and the further documents referred to or contemplated therein contain the entire understanding of the Parties with respect to its subject matter and supersede all prior agreements and understandings between the parties with respect to the subject matter of this Agreement.

Section 4.7. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

PAMELA EQUITIES CORPORATION, a New York corporation


/s/ Greg Manocherian
----------------------
By:  Greg Manocherian
Its: Vice President

WHITEHALL PROPERTIES, LLC, a New York limited liability corporation


/s/ Greg Manocherian
----------------------
By:  Greg Manocherian
Its: Manager

KABUKI PARTNERS ADP, GP, a New York general partnership


/s/ Greg Manocherian
----------------------
By:  Greg Manocherian
Its: General Partner

MBF CAPITAL CORP., a New York corporation


/s/ Mark B. Fisher
----------------------
By:
Its:

MBF BROADBAND SYSTEMS, LP, a New York limited partnership


/s/ Mark B. Fisher
----------------------
By:
Its:

MARK B. FISHER


/s/ Mark B. Fisher
----------------------


CRM ENTITIES PER EXHIBIT A


----------------------


By:/s/ Eugene A. Trainor III
   -------------------------
   Eugene A. Trainor III

A.C. ISRAEL ENTERPRISES, INC.

By:/s/ Jay Howard VP
   -----------------